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Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Celia Soehner, Staff Attorney

Re:	Inovio Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed on March 26, 2010
File No. 001-14888

Ladies and Gentlemen:

We are writing on behalf of our client, Inovio Pharmaceuticals, Inc., a Delaware corporation (“Inovio”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to Inovio dated April 28, 2010 (the “Staff Letter”).

The paragraphs below numbered 1 to 9 correspond to the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is Inovio’s response to the Staff’s comment.

Securities and Exchange Commission

May 19, 2010

Page Two

Form 10-K for the Fiscal Year Ended December 31, 2009

Relationship with VGX Int’l., page 21

1.	We note from your disclosure that Dr. J. Joseph Kim, your CEO, Young Park, your corporate secretary, and Bryan Kim, your vice president of Asian operations, currently constitute three of the four members of VGX Int’l’s board of directors and receive customary compensation from VGX Int’l for their service in such capacity. Also, Dr. Kim served as chief executive officer of VGX Int’l prior to your acquisition of VGX Pharmaceuticals, Inc. in June 2009 and Bryan Kim currently serves as the president and chief executive officer of VGX Int’l. Additionally, we note that you sold your manufacturing operations (including patent rights to certain manufacturing technology) to VGXI, a wholly-owned U.S. subsidiary of VGX Int’l and in connection with this transfer you entered into a Supply Agreement pursuant to which VGXI, Inc., a cGMP contract manufacturer, produces and supplies the DNA plasmids for all of your research and clinical trials. Furthermore, we note that you agreed to treat VGX Int’l and its subsidiary as your most favored supplier for DNA plasmids and VGX Int’l and its subsidiary agreed to treat you as their most favored customer, requiring you to first offer the DNA plasmids supply work to VGX Int’l before manufacturing it yourself or engaging a third party other than VGX Int’l. Finally, you have entered into a license and collaboration agreement pursuant to which you have granted VGX Int’l exclusive rights to certain of your product candidates in certain jurisdictions. In light of the aforementioned relationships and agreements with VGX Int’l and VGXI, please provide us with an analysis performed under FASB ASC 810-10-15 and 810-10-25 in concluding that VGX Int’l and VGXI did not represent a variable interest entity or that you are not the primary beneficiary required to consolidate VGX Int’l or VGXI.

Background of the Companies:

Inovio Biomedical Corporation

Inovio Pharmaceuticals, Inc. (“Inovio”) was incorporated in the state of Delaware and has been publicly traded on the NYSE AMEX Exchange since 1995, under the symbol INO. Inovio is focused on the design, development, and delivery of a new generation of vaccines, called DNA vaccines, to prevent and treat cancers and infectious diseases. Inovio’s SynCon™ technology enables the design of “universal” vaccines capable of protecting against multiple—including newly emergent, unknown—strains of pathogens such as influenza. Inovio’s proprietary electroporation-based DNA vaccine delivery technology has been shown by initial human data to safely and significantly increase gene expression and immune responses. Inovio’s clinical programs include HPV/cervical cancer (therapeutic), avian flu, and HIV vaccines.

VGX Pharmaceuticals, LLC (“VGXP”) (a wholly owned subsidiary of Inovio):

VGX Pharmaceuticals, LLC is a biopharmaceutical company with product candidates for the treatment of infectious diseases including HIV as well as cancer and inflammatory diseases. VGXP is currently pre-revenue and in the developmental stage. As such, its activities are primarily research and development.

Securities and Exchange Commission

May 19, 2010

Page Three

VGX International Co., Ltd. (including VGXI, Inc. a wholly owned subsidiary, incorporated in Delaware):

VGX International Co, Ltd. (“VGX Int’l”) was incorporated on January 27, 1976 under the laws of the Republic of Korea to engage in the manufacture and sale of various textiles, and later, the manufacture of plasmid products. VGX Int’l has been publicly-traded and listed on the Korean Stock Exchange since November 1987. VGX Int’l has been a member of the KOSPI 200 index (2007-2008, classified under the consumer goods (textile) business segment), and is headquartered in Seoul, Korea.

VGXI, Inc. (“VGXI”) is a wholly owned subsidiary of VGX Int’l incorporated in Delaware, and owns and operates a DNA plasmid contract manufacturing business in the USA.

Analysis of Variable Interest

ASC 810-10 (formerly FIN 46(R)) defines a variable interest as a contractual, ownership or other pecuniary interest in an entity that varies with changes in the fair value of the entity’s net assets exclusive of variable interests. Inovio’s interest in VGX Int’l and VGXI varies based on its equity investment and the fair value of VGX Int’l’s net assets, and the success of the research and development being performed by these respective entities. Accordingly, Inovio has a variable interest in both VGX Int’l and VGXI.

In evaluating whether VGX Int’l and VGXI are variable interest entities (“VIE’s”), management first analyzed the so-called business scope exception - whether the variable interest model as outlined in ASC 810 (the “Variable Interest Model”) need not be applied to a variable interest held in a business (as that term is defined in ASC 805). To qualify for this exception, Inovio, or its related parties, including VGXP, must not have participated significantly in the design or redesign of VGX Int’l and VGXI, and Inovio must not have provided more than half—based on fair value—of the subordinated financial support of either VGX Int’l or VGXI. Based upon management’s analysis, expanded in detail below, neither Inovio nor its subsidiary VGXP participated significantly in the design or redesign of VGX Int’l. Further, the up-front investment consideration provided by Inovio to VGX Int’l did not represent more than half of VGX Int’l’s subordinated financial support on a fair value basis; therefore Inovio may rely on the business scope exception with no further evaluation necessary under the Variable Interest Model provisions. However, based upon management’s analysis, expanded in detail below, VGXI does not qualify for the business scope exception due to the involvement of VGXP and VGX Int’l in its design. Therefore, management evaluated and determined that VGXI was a variable interest entity, but not subject to consolidation pursuant to paragraph 5 of the standard.

Securities and Exchange Commission

May 19, 2010

Page Four

Pursuant to ASC 805-10-55-4, Inovio concluded that both VGX Int’l and VGXI qualified as a business as defined by ASC 805 and contain inputs and processes to produce outputs. Specifically, as noted above, VGX Int’l is a publicly traded company with commercial products and employees, and engages in the manufacture and sale of various textile and plasmid products evidencing inputs and processes capable of producing outputs. Similarly, VGXI is a wholly owned subsidiary of VGX Int’l with employees, based in Houston, Texas. VGXI is the production facility for VGX Int’l’s contract manufacturing operations, with inputs and processes capable of producing outputs.

Accordingly, Inovio initially focused its analysis on ASC 810-10-15 and addressed the criteria for both VGX Int’l and VGXI to qualify as a business that need not be evaluated, to determine if either were a VIE under the requirements of the Variable Interest Entities subsections.

Analysis of VGX International Co., Ltd.

1.	The reporting entity, its related parties, or both participated significantly in the design or redesign of the legal entity

Neither Inovio nor VGXP participated significantly in the design or redesign of VGX Int’l. As mentioned above, VGX International (“VGX Int’l”) has been publicly-traded and listed on the Korean Stock Exchange since November 1987.

VGX Int’l is a Korea-based company engaged in the manufacturing of woven and knitted interlinings, as well as the production of pharmaceuticals. VGX Int’l’s interlinings have applications in dress shirts, shirts, blouses and caps, which are provided under the brand name of INTERON. Inovio distributes its interlining products, which are produced by its factory in Vietnam, to apparel companies in domestic and international markets. VGX Int’l is also involved in the development of new drugs and the contract manufacturing organization (CMO) business, providing diabetes remedies, influenza deoxyribonucleic acid (DNA) vaccines and remedies for stomach cancer.

VGX Int’l currently generates two-thirds of its total revenue from its fabric manufacturing business. VGX Int’l’s other business units are dedicated to contract manufacturing high-end biopharmaceutical products to global clients, currently through its subsidiary VGXI, Inc., and developing new drug candidates for the treatment of infectious and inflammatory diseases. VGX Int’l’s clinical development programs include VGX-1027 for type 1 diabetes and VGX-3400 for influenza, both licensed from Inovio. The activities related to development of new drugs and CMO businesses were initiated prior to Inovio and VGXP’s involvement with VGX Int’l. Neither Inovio nor VGXP were involved in the design or redesign of these activities subsequent to any business relationship with VGX Int’l. Other than Contract Manufacturing services performed by its wholly owned subsidiary (discussed in more detail below), VGX Int’l does not provide any other contract services to Inovio or VGXP.

Securities and Exchange Commission

May 19, 2010

Page Five

VGX Int’l was not formed as a wholly or majority owned subsidiary of Inovio or VGXP and its related parties. Also, neither Inovio nor VGXP held a significant variable interest in VGX Int’l at or shortly after VGX Int’l’s formation. VGX Int’l was incorporated on January 27, 1976, under the laws of the Republic of Korea. VGXP’s initial investment was in October 2005, long after the incorporation of VGX Int’l. . VGX Int’l was not formed or restructured by others on behalf of Inovio or VGXP and its related parties and there has been no redesign by Inovio or VGXP with respect to the activities and operations of VGX Int’l.

Neither Inovio nor VGXP were involved in the creation of the legal structure of VGX Int’l, including ownership of variable interests in VGX Int’l, the nature of those variable interests and the nature of VGX Int’l’s activities. VGX Intl’s operations were not significantly revised at the time of involvement by Inovio or VGXP and, therefore, their involvement should not be considered a redesign of the entity. Employees of Inovio and VGXP are board members, but not actively involved in managing the day to day operations of VGX Int’l, other than Bryan Kim who was appointed CEO in May 2009 of VGX Int’l, for which he is paid a salary and receives customary director compensation. Bryan Kim did not participate in the design or re-design of VGX Int’l. Bryan Kim’s duties with VGXP include exploring and developing market opportunities for VGXP in Asia, developing and coordinating VGXP’s research and development activities in Asia and general oversight of VGXP’s interests in Asia outside of Korea. Young Park, the corporate secretary of Inovio, is a director of VGX Int’l, for which he receives customary director compensation. J. Joseph Kim, the President and CEO of Inovio and VGXP, is a director of VGX Int’l, for which he receives customary director compensation. None of these individuals participated in the design or redesign of VGX Int’l.

2.	The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

Inovio, VGXP and VGX Int’l are independent of one another and operate in different segments and commercial territories in the health care industry. The activities performed by VGX Int’l are not performed substantially on behalf of either Inovio or VGXP, but on behalf of a number of global clients and are not substantial to the activities of VGX Int’l as a whole. As noted above, VGX Int’l currently generates two-thirds of its total revenue from its fabric manufacturing business in which neither Inovio nor VGXP participates or collaborates.

VGXP and VGX Int’l do collaborate in research and drug development, as they have entered into certain research and development collaboration and license agreements for purposes of pursuing the development of new drugs related to diabetes, gastric cancer and sharing technology in certain jurisdictions. These arrangements do not represent substantially all of the activities of VGX Int’l.

Securities and Exchange Commission

May 19, 2010

Page Six

In addition, Inovio and VGXP considered the following with respect to VGX Int’l:

•

The activities and operations of VGX Int’l are not substantially similar in nature to the activities of either Inovio or VGXP due to the significance of the manufacturing activities related to woven and knitted interlinings, which are provided under the brand name of INTERON, and the DNA plasmid contract manufacturing business;

•	The majority of VGX Int’l’s products and services are not bought from or sold to Inovio or VGXP;

•	Substantially all of VGX Int’l’s assets were not acquired from either Inovio or VGXP;

•

Employees of Inovio and VGXP do not receive compensation tied to the stock or operating results of VGX Int’l, except for stock options granted to Bryan Kim (72,500 shares with exercise price of 5,752 Korean won, with expiration date February 21, 2014) and Young Park (70,000 shares with exercise price of 5,752 Korean won, with expiration date February 21, 2014);

•	Neither Inovio or VGXP are obligated to fund any operating losses of VGX Int’l, if they occur;

•

VGX Int’l has not outsourced certain of its activities to either Inovio or VGXP other than through research and development and collaboration agreements, which do not represent substantially all of the activities of VGX Int’l;

•	VGX Int’l conducts research and development activities; however, neither Inovio nor VGXP has the right to purchase any products or intangible assets resulting from VGX Int’l’s activities; and

•	Neither Inovio nor VGXP have a call option to purchase the interests of the other investors in VGX Int’l and the other investors do not have an option to put their interests to Inovio or VGXP.

3.	The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

Securities and Exchange Commission

May 19, 2010

Page Seven

Inovio and VGXP together do not provide more than half of the total equity, subordinated debt or other forms of subordinated financial support to VGX Int’l. Neither Inovio nor VGXP are required to absorb some or all of VGX Int’l’s losses, except through VGXP’s 19.65% equity interest at December 31, 2009.

During 2009, VGX Int’l recorded sales of $2,138,773 related to DNA plasmid manufacturing from VGXP. These sales represented approximately 18.2% of total sales, 12.2% of total expenses and 6.9% of total equity of VGX Int’l as of December 31, 2009, less than half of the total equity of VGX Int’l. No other subordinated financial support was paid, or is payable, by either Inovio or VGXP to VGX Int’l.

4.	The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements

This section of the guidance is not applicable. The activities of VGX Int’l are not primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Analysis of VGXI, Inc.

VGXI is a wholly owned subsidiary of VGX Int’l based in Houston, Texas with employees, and is the production facility for VGX Int’l’s contract manufacturing operations. VGXI meets the definition of a business with inputs and processes capable of producing outputs.

In 2007, VGXP purchased the DNA plasmid contract manufacturing operations, which serviced customers, from Advisys. In June 2008, VGXI purchased the DNA plasmid contract manufacturing line of business from VGXP. No design or redesign of the DNA plasmid contract manufacturing operations was conducted by VGXP subsequent to the acquisition or after the sale of the operations to VGXI. Neither VGXP nor Inovio management had expertise in the area of plasmid manufacturing. All expertise in this area was acquired from the existing Advisys employees, which was transferred to VGXI under the terms of the Asset Purchase Agreement of June 2008. The sale of the DNA plasmid manufacturing assets to VGXI was driven by VGX Int’l’s interest in the assets and VGXP’s interest in rationalizing its focus into a product driven pipeline.

VGXI, as a separate legal entity, has a provider-client relationship with the VGXP, albeit a most-favored client. As such, VGXI is not obligated to prioritize the VGXP’s orders over any of its other clients. Furthermore, VGXI has from its formation undergone significant redesign as a subsidiary of VGX Int’l. This redesign included turnover in management to provide more global experience, particularly in Asia, and expansion in capacity, including strategies for expanding manufacturing capabilities to Asia.

Securities and Exchange Commission

May 19, 2010

Page Eight

Inovio initially assessed whether VGXI qualified as a business that need not be evaluated, to determine if they are a VIE under the requirements of the Variable Interest Entities subsections. However, on the basis that VGX Int’l was involved in the design of the VGXI legal entity and structure as a US wholly-owned subsidiary and VGX Int’l is considered a related party, Inovio determined that it could not take advantage of the business scope exception given its involvement in the design of the entity. Therefore, Inovio considered whether it was required to consolidate VGXI if any of the following in ASC 810-15-14 existed:

a.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

VGX Int’l’s investment in VGXI is not sufficient to enable VGXI to finance its operations without additional subordinated financial support. VGXI is dependent upon VGX Int’l for ongoing financial support. All of VGXI’s revenue is derived from DNA plasmid contract manufacturing agreements with several global healthcare companies such as Senesco Technologies, GeoVax, Inc., Bayhill Therapeutics, and Oxford University, not related to Inovio or VGXP. However, VGXI currently operates at a loss and has since inception. The equity held by VGX Int’l does not exceed the estimate of VGXI’s losses, based on previous financial results. In addition, Inovio and VGXP do not have any contractual obligation or financial commitment to fund the operations of VGXI.

b.	As a group the holders of the equity investment at risk lack all of the following three characteristics of a controlling financial interest:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Securities and Exchange Commission

May 19, 2010

Page Nine

VGXI is a wholly-owned subsidiary of VGX Int’l, who controls all voting rights. As an investor or group, VGX Int’l has the ability to make significant decisions about VGXI’s activities through regular voting or similar rights, embodied in the common shares it owns. The decision making rights of VGX Int’l are substantive in nature because they affect the revenues, expenses, gains and losses and financial position of VGXI. As VGXI’s parent company, VGX Int’l has substantive decision making abilities including the ability to purchase or sell significant assets and expand operations into new lines of business. All technical expertise regarding the plasmid manufacturing business resides on the management team of VGXI. VGXP does not have any direct or indirect rights through voting or similar rights to make decisions about VGXI activities because substantive decision rights pertaining to the operations are within the scope of the management group and not the board of directors.

Additionally, VGX Int’l is expected to absorb expected losses and receive expected residual returns of VGXI, if profitable. VGXI is a wholly owned subsidiary consolidated by VGX Int’l, and therefore VGX Int’l is not shielded from the risk of loss on any portion of their investment in VGXI, or by others that are involved with VGXI. There are no arrangements such as insurance that may protect holders of VGX Int’l from the risk of absorbing losses from VGXI. VGX Int’l has the right to receive residual returns from VGXI as the case may be, through intercompany loans or reimbursement of services performed. Although VGXP and Inovio may have rights, interests or obligations in their transactions with VGXI that may be considered a variable interest, they are not deemed to be the primary beneficiary required to absorb the expected losses or receive expected residual returns from VGX Int’l or VGXI. All of these rights belong to VGX Int’l.

c.	The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

All of the voting interests of VGX Int’l are proportional to the obligations to absorb the losses of VGXI or the rights to receive residual returns, because VGX Int’l owns 100% of VGXI’s outstanding shares. From a variable interest perspective, Inovio and VGXP have a variable interest with VGXI by virtue of the involvement in the design of the entity and various contractual relationships. However, the contractual relationship is not significant to the overall operations and activities of VGXI as it is one of several significant CMO contracts. As discussed above, VGXI and VGXP’s only relationship is the Supply Agreement dated as of June 25, 2008, pursuant to which VGXI, Inc./ VGX Int’l manufactures cGMP plasmid. as discussed above, such that neither Inovio nor VGXP were determined to be the primary beneficiary to consolidate VGXI as a variable interest entity.

Securities and Exchange Commission

May 19, 2010

Page Ten

Inovio will expand its disclosures in future filings to elaborate on its consolidation policy and clarify that VGXI is a variable interest entity of which VGX Int’l is deemed the primary beneficiary to consolidate the entity.

Inovio and VGXP were not determined to be the primary beneficiaries, based on the analysis above, and therefore do not consolidate the operations of VGXI. Inovio will update its disclosures in future filings to clarify the relationship between Inovio, VGXP and VGXI and the determination that they are not primary beneficiaries.

Results of Operations, page 52

2.	We note from your disclosure that the primary reason for the increase in license fees and milestone payments revenue for the year ended December 31, 2009 was due to the acceleration of $4.1 million of deferred revenues recognized as a result of the cancellation of the Wyeth collaboration and licensing agreement in July 2009. In this regard, please explain to us in detail how you met the revenue recognition criteria per SAB Topic 13 and other applicable guidance. As part of your response, please explain to us how you satisfied all the earning activities that you were required to complete in order for you to earn the $4.1 million payment.

Inovio accelerated $4.1 million of deferred revenues recognized as a result of the cancellation of the Wyeth collaboration and license agreement in July 2009 and determination that no further obligations were required by Inovio pursuant to the agreement. Pursuant to SAB Topic 13, revenue generally is realized or realizable and earned when all of the following criteria are met:

1) Persuasive evidence of an arrangement exists,

2) Delivery has occurred or services have been rendered,

3) The seller’s price to the buyer is fixed or determinable, and

4) Collectability is reasonably assured.

Persuasive evidence of the arrangement existed when the collaboration and license agreement was signed in November 2006. The price was fixed and determinable as stated in the agreement and collectability was assured when the respective payments were received by Inovio. Wyeth paid to Inovio an up-front fee of $4.5 million upon signing the agreement, and non-refundable annual maintenance fees of $300,000 were received in November 2007 and 2008, respectively.

Securities and Exchange Commission

May 19, 2010

Page Eleven

Pursuant to the collaboration and license agreement, Wyeth had the right to terminate without cause on ninety days prior written notice to Inovio. Wyeth provided notice of termination on July 13, 2009. Upon termination of the agreement, all rights of reference and licenses granted to Wyeth reverted to Inovio. Therefore as of October 11, 2009, ninety days from the notification date, the agreement was terminated and Inovio had no further obligation to Wyeth and Wyeth had no further rights under the agreement. Thus, the delivery has occurred and services can be deemed fully rendered.

Inovio met the revenue recognition criteria pursuant to SAB Topic 13 and therefore, as of December 31, 2009, Inovio recognized the remaining $4.1 million payment as revenue.

Item 10. Directors, Executive Officers and Corporate Governance, page 62

3.	We refer to your disclosure under “Board Leadership Structure” on page 10 of the proxy statement that you have incorporated by reference to your Form 10-K. In future filings, please revise to indicate why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances. See Regulation S-K Item 407(h). For example, it is unclear from your current disclosure why it is appropriate to separate the roles of your chief executive officer and chairman of the board at this time, and what circumstances might require you to combine the two positions.

Inovio has considered the Staff’s comment, and in future filings Inovio will revise its disclosure to provide an enhanced discussion of why Inovio has determined that its leadership structure is appropriate given its specific characteristics or circumstances.

Item 11. Executive Compensation, page 62

4.	We refer to your disclosure under “Executive Compensation” on page 18 of the proxy statement that you have incorporated by reference to your Form 10-K. Please note that Item 402(m)(1) of Regulation S-K requires concise, clear and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers. In future filings, please expand your disclosure to provide a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. In this regard, we see that a significant portion of each of your named executive officers’ overall compensation in 2009 was provided in the form of bonuses. Refer to Regulation S-K Item 402(o).

Securities and Exchange Commission

May 19, 2010

Page Twelve

Inovio acknowledges the Staff’s comment, and in future filings it will expand its disclosure to provide an enhanced narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.

Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page 11

Valuation of Goodwill and Intangible Assets, page F-13

5.	We noted that effective June 1, 2009 in connection with the acquisition of VGX, all new patent costs will be expensed as incurred and patent costs currently capitalized will continue to be amortized over the expected life of the patent. In this regard, please explain in detail your basis for this change in your accounting for patent costs. Additionally, clarify for us why you believe it is appropriate to continue to amortize the costs previously capitalized when this is inconsistent with your new practice of expensing patent costs as incurred. Furthermore, in light of your determination that patent costs should be expensed as incurred, please tell us how you concluded that the previously capitalized costs have a value to Inovio and have not been impaired. Finally, tell us how much of the previously capitalized patent costs relate to your operations not related to VGX and how much is related to VGX, and your rationale for capitalizing such costs. We may have further comment upon receipt of your response.

In connection with the acquisition of VGX in June 2009, Inovio re-evaluated its accounting procedures and determined that on a prospective basis, all new patent costs would be expensed as incurred. The revised policy was consistent with the accounting policy previously followed by VGX prior to the acquisition. Inovio also decided to continue to amortize the legacy Inovio patent costs instead of taking the remaining expense on the acquisition date, on the basis that the these patents continue to be utilized and are a major component of Inovio’s overall technology platform.

None of Inovio’s previously capitalized patent costs are related to VGX’s DNA vaccine technology. Inovio continues to utilize the legacy Inovio patents and there has been no impairment identified to these patents. Inovio’s previously capitalized patents relate to its electroporation drug delivery technology. Inovio’s electroporation technology consists of a medical device, which uses brief, controlled electrical pulses to create temporary pores in cell membranes, which in turn enables increased cellular uptake of drug compounds. This delivery technology is currently being used in pre-clinical and clinical studies to administer a broad range of DNA vaccine and other drug compounds. Additionally, Inovio’s electroporation technology is licensed to other independent companies and used as the delivery mechanism for their proprietary drug compounds. Through previously conducted clinical trials, Inovio was able to determine proof of concept with its electroporation technology. Inovio’s electroporation product is available for additional sub-licensing partnerships and can be used with many different drug compounds treating a wide range of diseases.

Securities and Exchange Commission

May 19, 2010

Page Thirteen

Patent costs associated with VGX’s technology, which is based on using DNA vaccines for the treatment of infectious disease and cancers, relate to individual drug compounds that are currently in the early stage of development. Proof of concept has not been proven at this point in the development of VGX’s technology. VGX’s compounds currently in development are comprised of a therapeutic cervical cancer vaccine, a universal and avian influenza vaccine and both a therapeutic and preventive HIV vaccine. The majority of future patent costs to be incurred by the combined company will relate to VGX’s DNA vaccine compounds, since much of the development work has already been completed on Inovio’s delivery technology.

Note 2. VGX Pharmaceuticals Business Acquisition, F-8

6.	We note from your disclosure on page F-10 that your investment in an affiliated entity represents your ownership interest in VGX International, Inc. (“VGX Int’l’”), and was measured at fair value on June 1, 2009 using the closing price of VGX Int’l shares of common stock as listed on the Korean Stock Exchange. In this regard, please tell us and disclose in your future filings the fair value of your investment in VGX Int’l and your respective ownership percentage on June 1, 2009.

The fair value of Inovio’s investment in VGX Int’l and Inovio’s ownership percentage of VGX Int’l were $21,575,416 and 24.39%, respectively, on June 1, 2009. Inovio will include this disclosure in future filings.

Note 13. Investment in Affiliated Entity, page F-32

7.	It appears from your disclosure and your financial statements that you account for this investment in affiliated entity at fair value on a recurring basis, with changes in fair value recorded on your statement of operations. In this regard, please tell us the accounting literature used by you that supports your accounting. Also, considering your relationships with VGX Int’l as further discussed on page 21, please explain how you considered FASB ASC 323-10-15, in concluding your accounting treatment for this investment in VGX Int’l.

Securities and Exchange Commission

May 19, 2010

Page Fourteen

Inovio accounts for its investment in affiliated entity (VGX Int’l) at fair value on a recurring basis, with changes in fair value recorded on the statement of operations. Inovio’s election to measure its investment in affiliated entity based on a fair value option was made at the inception of the transaction (acquisition date) in accordance with Topic 825, Financial Instruments, of the ASC (formerly SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities) and was contemporaneously documented. Disclosures related to Inovio’s fair value option election are consistent with the principal objectives of the Fair Value Option Subsections of ASC 825-10.

Item 15. Exhibits

8.	In future filings please revise your exhibit index to ensure that all references are correct. For example and without limitation, we note that exhibits 10.12-10.34 are incorporated by reference to exhibits filed with a registration statement on January 23, 2009, not April 27, 2009.

Inovio acknowledges the Staff’s comment, and in future filings it will revise its exhibit index to ensure that all references are correct.

9.	Please file as an exhibit the Collaboration and License Agreement with VGX International that is mentioned on pages 15 and 48.

Inovio will file the Collaboration and License Agreement with VGX International as an exhibit to its quarterly report on Form 10-Q for the period ended March 31, 2010.

*        *        *

Attached hereto please find the written acknowledgement from Inovio requested by the Staff on page 5 of the Staff Letter.

Please direct any further comments or questions to me at (858) 720-5198.

Sincerely,

/s/ Steven G. Rowles
Steven G. Rowles

cc: Peter Kies (Inovio Pharmaceuticals, Inc. )

May 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Celia Soehner, Staff Attorney

Re:	Inovio Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed on March 26, 2010
File No. 001-14888

Ladies and Gentlemen:

Pursuant to a letter of comment from the staff of the Securities and Exchange Commission (the “Commission”) to Inovio Pharmaceuticals, Inc., a Delaware corporation (the “Company”), dated April 28, 2010, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Peter Kies

Peter Kies

Chief Financial Officer

Inovio Pharmaceuticals, Inc.